UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CHC GROUP LTD.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G07021101

(CUSIP Number)

Anne E. Gold

First Reserve

One Lafayette Place

Greenwich, CT 06830

(203) 625-2536

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G07021101

1.	Name of Reporting Persons: 6922767 Holding (Cayman) Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,519,484
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,519,484
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,519,484
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 57.2%*
14.	Type of Reporting Person (See Instructions) CO

*	All percentages of Ordinary Shares outstanding contained herein are based on 81,344,469 Ordinary Shares outstanding as of October 9, 2014, as reported in the Company’s Definitive Proxy Statement, filed October 10, 2014.

CUSIP No. G07021101

1.	Name of Reporting Persons: Horizon Alpha Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,519,484
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,519,484
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,519,484
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 57.2%*
14.	Type of Reporting Person (See Instructions) CO

*	All percentages of Ordinary Shares outstanding contained herein are based on 81,344,469 Ordinary Shares outstanding as of October 9, 2014, as reported in the Company’s Definitive Proxy Statement, filed October 10, 2014.

CUSIP No. G07021101

1.	Name of Reporting Persons: FR XI Horizon Co-Investment I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,519,484
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,519,484
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,519,484
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 57.2%*
14.	Type of Reporting Person (See Instructions) PN

*	All percentages of Ordinary Shares outstanding contained herein are based on 81,344,469 Ordinary Shares outstanding as of October 9, 2014, as reported in the Company’s Definitive Proxy Statement, filed October 10, 2014.

CUSIP No. G07021101

1.	Name of Reporting Persons: FR XI Horizon Co-Investment II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,519,484
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,519,484
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,519,484
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 57.2%*
14.	Type of Reporting Person (See Instructions) PN

*	All percentages of Ordinary Shares outstanding contained herein are based on 81,344,469 Ordinary Shares outstanding as of October 9, 2014, as reported in the Company’s Definitive Proxy Statement, filed October 10, 2014.

CUSIP No. G07021101

1.	Name of Reporting Persons: FR XI Offshore GP Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,519,484
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,519,484
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,519,484
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 57.2%*
14.	Type of Reporting Person (See Instructions) CO

*	All percentages of Ordinary Shares outstanding contained herein are based on 81,344,469 Ordinary Shares outstanding as of October 9, 2014, as reported in the Company’s Definitive Proxy Statement, filed October 10, 2014.

CUSIP No. G07021101

1.	Name of Reporting Persons: First Reserve Fund XII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,519,484
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,519,484
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,519,484
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 57.2%*
14.	Type of Reporting Person (See Instructions) PN

*	All percentages of Ordinary Shares outstanding contained herein are based on 81,344,469 Ordinary Shares outstanding as of October 9, 2014, as reported in the Company’s Definitive Proxy Statement, filed October 10, 2014.

CUSIP No. G07021101

1.	Name of Reporting Persons: FR XII-A Parallel Vehicle, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,519,484
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,519,484
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,519,484
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 57.2%*
14.	Type of Reporting Person (See Instructions) PN

*	All percentages of Ordinary Shares outstanding contained herein are based on 81,344,469 Ordinary Shares outstanding as of October 9, 2014, as reported in the Company’s Definitive Proxy Statement, filed October 10, 2014.

CUSIP No. G07021101

1.	Name of Reporting Persons: FR Horizon AIV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,519,484
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,519,484
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,519,484
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 57.2%*
14.	Type of Reporting Person (See Instructions) PN

*	All percentages of Ordinary Shares outstanding contained herein are based on 81,344,469 Ordinary Shares outstanding as of October 9, 2014, as reported in the Company’s Definitive Proxy Statement, filed October 10, 2014.

CUSIP No. G07021101

1.	Name of Reporting Persons: First Reserve GP XII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,519,484
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,519,484
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,519,484
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 57.2%*
14.	Type of Reporting Person (See Instructions) PN

*	All percentages of Ordinary Shares outstanding contained herein are based on 81,344,469 Ordinary Shares outstanding as of October 9, 2014, as reported in the Company’s Definitive Proxy Statement, filed October 10, 2014.

CUSIP No. G07021101

1.	Name of Reporting Persons: First Reserve GP XII Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,519,484
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,519,484
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,519,484
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 57.2%*
14.	Type of Reporting Person (See Instructions) CO

*	All percentages of Ordinary Shares outstanding contained herein are based on 81,344,469 Ordinary Shares outstanding as of October 9, 2014, as reported in the Company’s Definitive Proxy Statement, filed October 10, 2014.

CUSIP No. G07021101

1.	Name of Reporting Persons: FR Horizon GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,519,484
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,519,484
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,519,484
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 57.2%*
14.	Type of Reporting Person (See Instructions) PN

*	All percentages of Ordinary Shares outstanding contained herein are based on 81,344,469 Ordinary Shares outstanding as of October 9, 2014, as reported in the Company’s Definitive Proxy Statement, filed October 10, 2014.

CUSIP No. G07021101

1.	Name of Reporting Persons: FR Horizon GP Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,519,484
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,519,484
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,519,484
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 57.2%*
14.	Type of Reporting Person (See Instructions) CO

*	All percentages of Ordinary Shares outstanding contained herein are based on 81,344,469 Ordinary Shares outstanding as of October 9, 2014, as reported in the Company’s Definitive Proxy Statement, filed October 10, 2014.

CUSIP No. G07021101

1.	Name of Reporting Persons: William E. Macaulay
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds 00
5.	Check if Disclosure of Legal Proceeding is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 46,519,484
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 46,519,484
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,519,484
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 57.2%*
14.	Type of Reporting Person (See Instructions) IN

*	All percentages of Ordinary Shares outstanding contained herein are based on 81,344,469 Ordinary Shares outstanding as of October 9, 2014, as reported in the Company’s Definitive Proxy Statement, filed October 10, 2014.

Item 1. Security and the Issuer

This Schedule 13D relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of CHC Group Ltd., a Cayman Islands exempted company (the “Company”), having its principal executive offices at 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands.

Item 2. Identity and Background

(a)-(c) This Schedule 13D is filed jointly on behalf of: (i) 6922767 Holding (Cayman) Inc. (“CaymanCo”), (ii) Horizon Alpha Limited (“Horizon Alpha”), (iii) FR XI Horizon Co-Investment I, L.P., (“Horizon I”), (iv) FR XI Horizon Co-Investment II, L.P. (“Horizon II”), (v) First Reserve Fund XII, L.P. (“First Reserve XII”), (vi) FR XII-A Parallel Vehicle, L.P. (“FR XII-A”), (vii) FR Horizon AIV, L.P. (“Horizon AIV” and, together with Horizon I, Horizon II, First Reserve XII and FR XII-A, the “First Reserve Partnerships”), (viii) FR XI Offshore GP Limited (“XI Offshore Limited”), (ix) First Reserve GP XII, L.P. (“XII GP”), (x) First Reserve GP XII Limited (“XII Limited”), (xi) FR Horizon GP, L.P. (“Horizon GP”), (xii) FR Horizon GP Limited (“Horizon Limited”) and (xiii) William E. Macaulay (together with CaymanCo, Horizon Alpha, the First Reserve Partnerships, XI Offshore Limited, XII GP, XII Limited, Horizon GP and Horizon Limited, collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated as of November 4, 2014, a copy of which is attached hereto as Exhibit 99.1.

The principal business office and address of each of the Reporting Persons is c/o First Reserve, One Lafayette Place, Greenwich, CT 06830.

The securities are held directly by CaymanCo. Horizon Alpha, Horizon I and Horizon II are the controlling shareholders of CaymanCo. First Reserve XII, FR XII-A and Horizon AIV are the controlling shareholders of Horizon Alpha.

XII GP is the general partner of each of First Reserve XII and FR XII-A. XII Limited is the general partner of XII GP.

Horizon GP is the general partner of Horizon AIV. Horizon Limited is the general partner of Horizon GP. XI Offshore Limited is the general partner of each of Horizon I and Horizon II.

William E. Macaulay is a director of each of XII Limited and Horizon Limited and has the right to appoint a majority of the directors of the board of each such entity.

The principal business of each of CaymanCo, Horizon Alpha and the First Reserve Partnerships is making equity and equity related investments in certain companies.

The principal business of XII GP is acting as the general partner of First Reserve XII and FR XII-A. The principal business of Horizon GP is acting as the general partner of Horizon AIV. The principal business of each of XI Offshore Limited, XII Limited and Horizon Limited is acting as the general partner of Horizon I and Horizon II, XII GP and Horizon GP, respectively.

Current information concerning the identity and background of each executive officer and director of CaymanCo, Horizon Alpha, XII Limited, Horizon Limited and XI Offshore Limited is set forth on Schedule I, which is incorporated herein by reference in response to this Item 2.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CaymanCo, Horizon Alpha, XI Offshore Limited, XII Limited and Horizon Limited are each Cayman Islands exempted limited companies. XII GP, Horizon GP and the First Reserve Partnerships are each Cayman Islands exempted limited partnerships. Mr. Macaulay is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Ordinary Shares held by the Reporting Persons were acquired on September 16, 2008 in connection with the completion of the acquisition of CHC Helicopter Corporation by the Company prior to the completion of the initial public offering of the Company.

The responses set forth in Item 4 are incorporated herein by reference in their entirety.

Item 4. Purpose of Transaction.

CaymanCo acquired the Ordinary Shares held by it for investment purposes. CaymanCo also intends to participate in and influence the affairs of the Company through exercise of its right to appoint directors to the Company’s Board of Directors (the “Board”) (pursuant to the First Reserve Shareholders’ Agreement described in Item 6) and through its voting rights with respect to all of its Ordinary Shares. Pursuant to its contractual right under the Shareholders’ Agreement, CaymanCo designated Mr. Macaulay, John Mogford, Jeffery K. Quake and Dod E. Wales to be its representatives on the Board. In connection with the first closing pursuant to the Investment Agreement (as defined below), Mr. Macaulay resigned from the Board.

Investment Agreement

On August 21, 2014, the Company, Clayton, Dubilier & Rice Fund IX, L.P. (“CD&R Fund IX”) and Clayton, Dubilier and Rice, LLC (the “Investor Manager”) entered into an Investment Agreement (referred to together with the exhibits thereto as the “Investment Agreement”). CD&R Fund IX subsequently assigned its rights and obligations under the Investment Agreement to CD&R CHC Holdings, L.P. (the “Investor”). A copy of the Investment Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

The Investment Agreement contemplates the Investor making an investment of up to $600 million in the Company by means of a purchase of newly designated convertible preferred shares of the Company (the “Preferred Shares”) at a purchase price of $1,000 per share. The Preferred Shares to be purchased under the Investment Agreement consist of (i) upon the first closing, 116,000 Preferred Shares, which, if converted to Ordinary Shares immediately, would constitute less than 19.9% of the total Ordinary Shares outstanding immediately prior to the issuance of the Preferred Shares, (ii) upon the second closing, 384,000 Preferred Shares and (iii) upon the third closing, 100,000 Preferred Shares, less the Preferred Shares sold in a rights offering of Preferred Shares solely to existing holders of the Company’s Ordinary Shares on a pro rata basis.

The first closing under the Investment Agreement took place on October 30, 2014, and the Company issued to the Investor 116,000 Preferred Shares.

The Investor is expected to hold shares representing approximately 45.0% of the Company on an as-converted-to-Ordinary Shares basis immediately after the second closing and shares representing up to approximately 49.6% of the Company on an as-converted-to-Ordinary Shares basis immediately after the third closing (if there is no participation by existing holders in the rights offering referenced above).

A copy of the description of rights of the Preferred Shares adopted by the Board (the “Description of Preferred Shares”) which sets forth the terms of the Preferred Shares along with newly designated non-voting Ordinary Shares convertible into Ordinary Shares is attached hereto as Exhibit 99.3 and is incorporated herein by reference. A description of the terms of the Preferred Shares is set forth below.

The consummation of the transactions contemplated by the Investment Agreement is subject to the satisfaction of certain closing conditions, including, but not limited to (i) with respect to the second and third closings, the approval of the issuance of the Preferred Shares by the holders of a majority of the outstanding Ordinary Shares of the Company voted in person or by proxy at an extraordinary general meeting of shareholders prior to the second closing, (ii) the occurrence of the first closing prior to or simultaneously with the second closing, (iii) expiration or termination of certain required waiting periods of applicable competition laws (this condition has been satisfied), (iv) obtaining certain required third-party consents (this condition has been satisfied), (v) execution of certain shareholder agreements with the Investor and CaymanCo (this condition has been satisfied), (vi) resignation of one of the directors designated by CaymanCo and taking of all necessary actions by the Board for the election of two directors designated by the Investor at or prior to the first closing (this condition has been satisfied) and taking of all Board actions necessary for the election of two additional directors designated by the Investor at or prior to the second closing and (vii) absence of a Material Adverse Effect (as defined in the Investment Agreement).

The Company has made customary representations, warranties and covenants in the Investment Agreement, including, among others, covenants to conduct its business in the ordinary course between the execution of the Investment Agreement and the second closing, and certain additional covenants, including, among others, covenants, subject to certain exceptions, (i) to cause an extraordinary general meeting of shareholders to be held to consider approval of the issuance of the Preferred Shares pursuant to the terms of the Investment Agreement and (ii) not to solicit proposals from parties other than the Investor for an acquisition of more than 20% of the assets or securities of the Company. The Investment Agreement provides that, after the first closing, the Company will indemnify the Investor and its affiliates for the Company’s breaches of representations, warranties and covenants, subject to certain limitations. In connection with the private placement, the Company will reimburse the Investor for the Investor’s reasonable costs and expenses up to $5.0 million and will pay the Investor Manager an aggregate closing fee of $7.5 million, which is the sum of $1.8 million paid on the first closing and $5.7 million payable on or about the second closing. The third closing will occur following the completion of the rights offering, subject to the satisfaction of certain closing conditions.

Description of Preferred Shares

The Board has approved the Description of Preferred Shares, which sets forth the rights and restrictions of the Preferred Shares and non-voting Ordinary Shares. In any liquidation event, the holders of the Preferred Shares will receive prior to the holders of the Company’s Ordinary Shares the greater of (i) the purchase price of such Preferred Shares of $1,000 per share, plus accrued dividends, (the “Liquidation Value”), or (ii) the amount the holder would have received if such Preferred Shares had been converted into Ordinary Shares.

The Preferred Shares are convertible at any time at the option of the holder into that number of Ordinary Shares equal to the quotient of (i) the Liquidation Value divided by (ii) the then effective Conversion Price as defined therein, which will initially be $7.50 and generally increase by 0.25% every quarter until the eighth anniversary of the second closing (the “Conversion Price”).

In addition, the Preferred Shares are subject to mandatory conversion into Ordinary Shares at the then effective Conversion Price under certain circumstances, including when (w) following the second anniversary of the second closing, the daily volume-weighted average sale price of an Ordinary Share (“VWAP”) equals or exceeds 175% of the Conversion Price for 30 consecutive trading days, (x) upon a reorganization event, the daily VWAP of the shares of the to-be surviving company equals or exceeds 175% of the adjusted Conversion Price for 30 consecutive trading days, (y) following the eighth anniversary of the second closing, the average VWAP for the 10 preceding trading days equals or exceeds the Conversion Price, and (z) the Liquidation Value of the remaining Preferred Shares is less than $50 million.

The Company may, at its option, convert the Preferred Shares into Ordinary Shares (a) following the eighth anniversary of the second closing based upon a Conversion Price equal to the lesser of the then effective Conversion Price or at the average VWAP for the 10 preceding trading days or (b) following the fifteenth anniversary of the second closing based on a Conversion Price equal to the lesser of (I) the then effective Conversion Price and (II) the greater of the average VWAP for the 10 preceding trading days and 50% of the then effective Conversion Price. Notwithstanding the foregoing, the aggregate Ordinary Shares issued upon conversion of Preferred Shares held by any holder and its affiliates may not exceed 49.9% of the total Ordinary Shares outstanding immediately after such conversion and, for each Ordinary Share not issued due to this limitation, the holder will receive a non-voting Ordinary Share.

The Preferred Shares will participate equally and ratably with the Ordinary Shares in all dividends or distributions paid on Ordinary Shares. In addition, holders of the Preferred Shares are entitled to cumulative dividends accruing daily on a quarterly compounding basis at a rate of 8.50% per annum. Upon a default, the dividend rate will increase to 11.50% per annum and the Company will be restricted from paying dividends on or redeeming securities junior to the Preferred Shares. The preferred dividends accruing up to the second anniversary of the issuance date will be paid by the issuance of Preferred Shares, and the preferred dividends accruing after such anniversary will be paid either in cash or by the issuance of Preferred Shares at the option of the Company; provided, however, that if the requisite shareholder approval is not obtained on or prior to the second dividend payment date following the first closing, preferred dividends will be payable only in cash until such shareholder approval is obtained. The preferred dividends will be payable quarterly in arrears as authorized by the Board. Each holder of Preferred Shares may require the redemption of such Preferred Shares upon a change of control of the Company at a purchase price equal to the Liquidation Value of such Preferred Shares. The Preferred Shares will vote at all shareholders meetings together with, and as part of one class with, the Ordinary Shares; provided, however, that the Preferred Shares of any one holder and its affiliates (together with any votes of such holder and its affiliates in respect of any previously issued conversion shares) will not represent more than 49.9% of the total number of votes. In addition, the prior written consent of the holders of a majority of the Preferred Shares will be required to, among other things, (i) create, or issue additional, equity or convertible securities other than voting or non-voting Ordinary Shares or (ii) enter into a debt agreement restricting the payment of dividends by the issuance of Preferred Shares or the conversion of Preferred Shares into Ordinary Shares.

The non-voting Ordinary Shares will have the same rights as Ordinary Shares in all respects, except that (i) they will be non-voting shares (except to the extent required by applicable law) and (ii) they will be convertible into Ordinary Shares on a one-to-one basis at the option of the holders at any time in connection with or following any transfer of such shares to a person which together with its affiliates will own no more than 49.9% of the total Ordinary Shares immediately following such conversion.

CD&R Shareholders’ Agreement and CD&R Registration Rights Agreement

At the first closing, the Company, the Investor and the other parties thereto entered into a Shareholders’ Agreement (the “CD&R Shareholders’ Agreement”) and a Registration Rights Agreement (the “CD&R Registration Rights Agreement”). A copy of each of these agreements is attached hereto as Exhibits 99.4 and 99.5, respectively, and is incorporated herein by reference.

Under the CD&R Shareholders’ Agreement, the Investor and its affiliates (the “Investor Group”) have the right to designate the number of directors that is proportionate to their beneficial ownership percentage of the equity of the Company on a fully-diluted basis (not to exceed 40% of the total number of directors). For so long as the Investor Group in the aggregate beneficially owns at least 5% of the outstanding voting shares of the Company, they will be entitled to designate at least one director. Between the first and second closings, the Investor Group will be entitled to designate the lowest whole number of directors greater than 16 2/3% of the total number of the Company’s directors. Also, so long as the Investment Group holds at least 30% of the Outstanding Shares on an as-converted basis, the Board will have a committee consisting of directors designated by the Investor Group, which committee will have the sole power to identify and appoint the chairman of the Board. For at least one year following the second closing, at least one of such directors will be independent pursuant to the listing standards of the New York Stock Exchange so long as the Investor Group has the right to designate at least four director nominees under the CD&R Shareholders’ Agreement.

From the first closing until the time the Investor Group is no longer entitled to designate any director nominee to the Board, the Investor and its affiliates, without the prior written consent of a majority of directors not designated by the Investor, may not, and shall use its reasonable best efforts to cause its portfolio companies not to, subject to certain exception, (i) acquire the Company’s equity securities, (ii) transfer any of the Company’s equity securities into a voting trust or similar contract, (iii) enter into or propose a merger or similar business combination transaction with the Company, (iv) engage in a proxy solicitation other than on behalf of the Company or for the transactions contemplated by the Investment Agreement, (v) call a shareholder meeting or initiate a shareholder proposal, (vi) form or join a group with respect to the Company’s equity securities other than with First Reserve or its affiliates, (vii) transfer any of the Company’s equity securities to a beneficial owner of greater than 10% of the Company’s Ordinary Shares (including issued or issuable conversion shares) or (viii) disclose publicly any intention or plan prohibited by the foregoing. Under the CD&R Shareholders’ Agreement, the Company also granted the Investor Group certain information rights and preemptive rights with respect to issuances of equity securities by the Company. In addition, between the first and second closings or, following the second closing, so long as the Investor Group beneficially own at least 30% of the Company (or 20% in the case of a sale transaction) on an as-converted basis, the consent of the Investor Group is required for the Company to undertake certain transactions, including a liquidation, merger, acquisition, sale of substantially all assets of the Company, or other change in control transactions.

Pursuant to the CD&R Registration Rights Agreement, the Company granted to the Investor certain demand and piggyback registration rights with respect to the Ordinary Shares issuable upon conversion of the Preferred Shares and Preferred Shares outstanding more than 8.5 years after the first closing. In the event that the securities requested to be included in a registration statement exceeds the number that can be sold in an offering, the priority will be given (i) first to the Company selling for its own account in the case of piggyback registration, (ii) then to First Reserve and its affiliates so long as they beneficially hold less than 7.5% of all outstanding Ordinary Shares and Ordinary Shares issuable upon conversion of the Preferred Shares and other convertible securities, and (iii) then to the Investor Group and First Reserve and its affiliates on a pro rata basis. CaymanCo is a third party beneficiary of the CD&R Registration Rights Agreement.

Pre-Closing Voting Agreement

In connection with the transactions contemplated by the Investment Agreement, on August 21, 2014, CaymanCo and CD&R Fund IX entered into a Pre-Closing Voting Agreement, a copy of which is attached hereto as Exhibit 99.6 and is incorporated herein by reference. Pursuant to the Pre-Closing Voting Agreement, CaymanCo agreed to vote in any shareholder action in favor of the issuance of the Preferred Shares and any additional action required under the Company’s Memorandum and Articles of Association or any rules of the New York Stock Exchange for such issuance. Subject to the Board’s recommendation, CaymanCo also agreed to vote for all other proposals facilitative of the transactions contemplated under the Investment Agreement. In addition, CaymanCo agreed to vote in any shareholder action against any action or transaction which would impede the transactions contemplated under the Investment Agreement. Under the Pre-Closing Voting Agreement, CaymanCo also agreed not to participate in the rights offering, transfer, grant proxies, or enter into a voting arrangement with respect to its shares, or take any other action materially limiting its ability to perform its obligation under the Pre-Closing Voting Agreement. The Pre-Closing Voting Agreement will terminate on the earliest to occur of (i) termination of the Investment Agreement, (ii) the written agreement of the parties to terminate the Pre-Closing Voting Agreement, (iii) March 31, 2015, or (iv) the second closing.

Post-Closing Voting Agreement

At the first closing, CaymanCo and the Investor entered into a Post-Closing Voting Agreement. A copy of the Post-Closing Voting Agreement is attached hereto as Exhibit 99.7 and is incorporated herein by reference. Under the Post-Closing Voting Agreement, CaymanCo and the Investor will vote in any shareholder action to elect director nominees designated by the Investor pursuant to the CD&R Shareholders’ Agreement and by CaymanCo under CaymanCo’s shareholder agreement with the Company. Pursuant to the Post-Closing Voting Agreement, CaymanCo will also vote its shares in any shareholder action in favor of any exercise by the Investor of its preemptive rights to acquire additional securities of the Company in accordance with the CD&R Shareholders’ Agreement to the extent such issuance would require shareholder approval due to the Investor’s status as an affiliate of the Company. The Post-Closing Voting Agreement will terminate when either CaymanCo or the Investor loses its right to designate a director nominee under their respective shareholders’ agreements and thus the other party is no longer obligated to vote its shares in favor of director nominees designated by the other party.

The foregoing description of the Investment Agreement, the Description of Preferred Shares, the CD&R Shareholders’ Agreement, the CD&R Registration Rights Agreement, Pre-Closing Voting Agreement and Post-Closing Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of each of such agreements, which are attached hereto as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7.

Other than as described above, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of Ordinary Shares or any securities exercisable for or convertible into Ordinary Shares, each Reporting Person, consistent with its investment purpose, at any time and from time to time may directly or indirectly acquire additional Ordinary Shares or associated rights or securities exercisable for or convertible into Ordinary Shares or dispose of any or all of its Ordinary Shares or its associated rights or securities exercisable for or convertible into Ordinary Shares (including, without limitation, distributing some or all of such securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable), depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

In addition, each of CaymanCo, solely in its capacity as a shareholder of the Company, Horizon Alpha, the First Reserve Partnerships, each of XI Offshore Limited, XII GP and Horizon GP, on behalf of the First Reserve Partnerships as their direct general partners, XII Limited, on behalf of XII GP as its direct general partner, and Horizon Limited, on behalf of Horizon GP as its direct general partner, may engage in communications with one or more other shareholders of the Company, one or more officers of the Company and/or one or more members of the Board and/or one or more representatives of the Company regarding the Company, including but not limited to its operations. Each of the Reporting Persons, in such capacities, may discuss ideas that, if effected, may relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

The responses set forth in Items 5 and 6 are incorporated by reference in their entirety

Item 5. Interest in Securities of the Issuer.

(a), (b), The Reporting Persons, collectively, may be deemed to beneficially own 46,519,484 Ordinary Shares directly held by CaymanCo. Based on 81,344,469 Ordinary Shares outstanding as of October 9, 2014, as reported in the Company’s Definitive Proxy Statement, filed October 10, 2014, the Reporting Persons may be deemed to beneficially own 57.2% of the total outstanding Ordinary Shares of the Company. Such amount excludes approximately 15,466,667 Ordinary Shares issuable upon conversion of the 116,000 Preferred Shares issued to the Investor at the first closing and approximately 51,200,000 Ordinary Shares issuable upon conversion of the 384,000 Preferred Shares expected, subject to the satisfaction or waiver of the conditions to closing, to be issued to the Investor at the second closing, in each case, subject to the Pre-Closing Voting Agreement and the Post-Closing Voting Agreement as described in Item 6 of this Schedule 13D, which Item is incorporated by reference herein.

CaymanCo and the Investor comprise a “group” within the meaning of Section 13(d)(3) the Act. For purposes of qualifying the Issuer as a “controlled company” pursuant to the rules of the New York Stock Exchange, following the first closing, such group may be deemed to beneficially own, in the aggregate, including Ordinary Shares issuable to the Investor in respect of the Preferred Shares issued at the first closing, on an as converted basis, 61,986,151 Ordinary Shares, or 64.0% of the Ordinary Shares of the Company, and, following the second closing, such group may be deemed to beneficially own, in the aggregate, including Ordinary Shares issuable to the Investor in respect of the Preferred Shares to be issued at the second closing, on an as converted basis, 113,186,151 Ordinary Shares, or 76.5% of the Ordinary Shares of the Company.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than CaymanCo) or the persons set forth on Schedule I is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

The responses set forth in Items 4 and 6 are incorporated by reference in their entirety

(c) Except as set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Schedule 13D, has effected any transactions in Ordinary Shares during the past 60 days.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Company beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Joint Filing Agreement

A Joint Filing Agreement, dated November 4, 2014, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

First Reserve Shareholders Agreement

The Company and CaymanCo are parties to a Shareholder’s Agreement, dated as of January 17, 2014 (the “FR Shareholder’s Agreement”), pursuant to which the Company has agreed that CaymanCo shall have the right to designate representatives to the Board. Pursuant to the FR Shareholders’ Agreement, CaymanCo has the right to designate the number of directors that is proportionate to its beneficial ownership percentage of the equity of the Company on a fully-diluted basis. For so long as CaymanCo and its affiliates in the aggregate beneficially own at least 5% of the outstanding voting shares of the Company (on an as-converted basis), they will be entitled to designate at least 10% of the number of directors. The foregoing description of the FR Shareholder’s Agreement is qualified in its entirety by the terms of the FR Shareholders’ Agreement, a copy of which is attached hereto as Exhibit 99.8 and is incorporated herein by reference.

On August 21, 2014, in connection with and as a condition to the first closing, the Company, and CaymanCo entered into Amendment No. 1 to Shareholders’ Agreement, which became effective as of the first closing (the “FR Amendment”). The FR Amendment amends the existing FR Shareholders’ Agreement, to include Ordinary Shares issuable upon conversion of the Preferred Shares in the calculation of CaymanCo’s beneficial ownership for purposes of determining the number of director designees CaymanCo will be entitled to nominate to the Board. The foregoing description of the FR Amendment is qualified in its entirety by the terms of the FR Amendment, a copy of which is attached hereto as Exhibit 99.9 and is incorporated herein by reference.

First Reserve Registration Rights Agreement

The Company and CaymanCo are parties to an Amended and Restated Registration Rights Agreement, which became effective upon the first closing (the “FR Registration Rights Agreement”). Pursuant to the FR Registration Rights Agreement, the Company granted to CaymanCo certain demand and piggyback registration rights with respect to the Ordinary Shares. In the event that the securities requested to be included in a registration statement exceeds the number that can be sold in an offering, the priority will be given (i) first to the Company selling for its own account in the case of piggyback registration, (ii) then to First Reserve and its affiliates so long as they beneficially hold less than 7.5% of all outstanding Ordinary Shares and Ordinary Shares issuable upon conversion of the Preferred Shares and other convertible securities and (iii) then to the Investor Group and First Reserve and its affiliates on a pro rata basis. The foregoing description of the FR Registration Rights Agreement is qualified in its entirety by the terms of the FR Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.10 and is incorporated herein by reference.

The foregoing description of the FR Shareholders Agreement, FR Shareholders’ Agreement Amendment and FR Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of each of such agreements, which are attached hereto as Exhibits 99.8, 99.9 and 99.10.

The responses set forth in Items 4 and 5 are incorporated by reference in their entirety. Except as otherwise described above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons (or, to the best of such Reporting Person’s knowledge, any other persons identified on the respective Schedules attached hereto with respect to the Reporting Persons), or between any Reporting Person (or, to the best of such Reporting Person’s knowledge, any other person identified on the respective Schedule attached hereto with respect to such Reporting Person) and any other person with respect to any securities of the Company.

Item 7. Material to be filed as Exhibits.

1.	Exhibit 99.1 – Joint Filing Agreement

2.	Exhibit 99.2 – Investment Agreement, dated as of August 21, 2014, by and between CHC Group Ltd., Clayton, Dubilier & Rice Fund IX, L.P. and Clayton, Dubilier and Rice, LLC (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of CHC Group Ltd. filed on August 27, 2014).

3.	Exhibit 99.3 – Description of Preferred Shares (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K of CHC Group Ltd. filed on August 27, 2014).

4.	Exhibit 99.4 – Shareholders’ Agreement, dated as of October 30, 2014, by and among CHC Group Ltd., CD&R CHC Holdings, L.P., Clayton, Dubilier and Rice, LLC, and the other parties hereto (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of CHC Group Ltd. filed on October 30, 2014).

5.	Exhibit 99.5 – Registration Rights Agreement, dated as of October 30, 2014, by and among CHC Group Ltd., CD&R CHC Holdings, L.P., and the other parties hereto (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K of CHC Group Ltd. filed on October 30, 2014).

6.	Exhibit 99.6 – Pre-Closing Voting Agreement, dated as of August 21, 2014, by and between 6922767 Holding (Cayman) Inc. and Clayton, Dubilier & Rice Fund IX, L.P. (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K of CHC Group Ltd. filed on August 27, 2014).

7.	Exhibit 99.7 – Post-Closing Voting Agreement, dated as of October 30, 2014, by and between CD&R CHC Holdings, L.P. and 6922767 Holding (Cayman) Inc. (incorporated by reference to Exhibit A of Exhibit 10.4 of the Current Report on Form 8-K of CHC Group Ltd. filed on August 27, 2014).

8.	Exhibit 99.8 – Shareholders’ Agreement, dated as of January 17, 2014, by and between CHC Group Ltd., 6922767 Holding (Cayman) Inc. and the other parties thereto (incorporated by reference to Exhibit 10.26 of Amendment No. 3 to the Registration Statement on Form S-1 of CHC Group Ltd. filed on December 19, 2013).

9.	Exhibit 99.9 – Amendment No. 1 to Shareholders’ Agreement, dated August 21, 2014, by and among CHC Group Ltd., 6922767 Holding (Cayman) Inc. and the other parties thereto (incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K of CHC Group Ltd. filed on August 27, 2014).

10.	Exhibit 99.10 – Amended and Restated Registration Rights Agreement, dated as of August 21,2014, by and among CHC Group Ltd., 6922767 Holding (Cayman) Inc. and the other parties thereto (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K of CHC Group Ltd. filed on August 27, 2014).

11.	Exhibit 99.11 – Power of Attorney of William E. Macaulay (incorporated by reference to Exhibit 24 to the Form 3 filed by the Reporting Persons filed on January 16, 2014).

SIGNATURES

After reasonable inquiry and to the best of each of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

6922767 Holding (Cayman) Inc.

Horizon Alpha Limited

FR XI Horizon Co-Investment I, L.P.

FR XI Horizon Co-Investment II, L.P.

FR XII-A Parallel Vehicle, L.P.

First Reserve Fund XII, L.P.

FR Horizon AIV, L.P.

First Reserve GP XII, L.P.

First Reserve GP XII Limited

FR Horizon GP, L.P.

FR Horizon GP Limited

FR XI Offshore GP Limited

William E. Macaulay

Dated: November 4, 2014

6922767 HOLDING (CAYMAN) INC.

By:	/s/ Dod E. Wales
Name:	Dod E. Wales
Title:	Director

HORIZON ALPHA LIMITED

By:	/s/ Dod E. Wales
Name:	Dod E. Wales
Title:	Director

FR XI HORIZON CO-INVESTMENT I, L.P.

By:	FR XI Offshore GP Limited, its general partner

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary

Signature Page

FR XI HORIZON CO-INVESTMENT II, L.P.

By:	FR XI Offshore GP Limited, its general partner

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary

FIRST RESERVE FUND XII, L.P.

By:	First Reserve GP XII, L.P., its general partner
By:	First Reserve GP XII Limited, its general partner

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary

FR XII-A PARALLEL VEHICLE, L.P.

By:	First Reserve GP XII, L.P., its general partner
By:	First Reserve GP XII Limited, its general partner

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary

FR HORIZON AIV, L.P.

By:	FR Horizon GP, L.P., its general partner
By:	First Horizon GP Limited, its general partner

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary

Signature Page

FIRST RESERVE GP XII, L.P.

By:	First Reserve GP XII Limited, its general partner

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary

FR HORIZON GP, L.P.

By:	FR Horizon GP Limited, its general partner

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary

FR XI OFFSHORE GP LIMITED

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary

FIRST RESERVE GP XII LIMITED

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary

FR HORIZON GP LIMITED

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary

WILLIAM E. MACAULAY

/s/ Anne E. Gold
Anne E. Gold, attorney-in-fact

Signature Page

SCHEDULE I

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of First Reserve GP XII Limited (“XII Limited”) are set forth below. Each such person has no other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by First Reserve Corporation).

Name	Position with XII Limited	Business Address	Citizenship
Timothy H. Day	Managing Director, Board of Directors	(1)	USA
Cathleen M. Ellsworth	Managing Director, Board of Directors	(2)	USA
Mark. B. Florian	Board of Directors	(2)	USA
Michael G. France	Managing Director	(1)	USA
Francesco Giuliani	Managing Director	(3)	Italy
Neil J. Hartley	Managing Director	(3)	British
John A. Hill	Managing Director, Board of Directors	(2)	USA
Will Honeybourne	Managing Director, Board of Directors	(1)	USA
Alex T. Krueger	President, Managing Director, Board of Directors	(2)	USA
William E. Macaulay	Chief Executive Officer, Managing Director, Chairman of the Board	(2)	USA
John Mogford	Managing Director	(3)	British
Kenneth W. Moore	Managing Director, Board of Directors	(2)	USA
David A. Posner	Managing Director	(1)	USA
Jeffrey K. Quake	Managing Director, Board of Directors	(2)	USA
Gary D. Reaves II	Managing Director	(1)	USA
Claudio Santiago	Chief Operating Officer, Managing Director	(3)	Spain
Alan G. Schwartz	Managing Director, Board of Directors	(2)	USA
Joshua R. Weiner	Managing Director	(2)	USA
Alexander D. Williams	Managing Director	(3)	British
Neil A. Wizel	Managing Director	(1)	USA
Jennifer C. Zarrilli	Chief Financial Officer, Managing Director, Board of Directors	(2)	USA

Schedule I

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of FR XI Offshore GP Limited (“XI Offshore Limited”) are set forth below. Each such person has no other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by First Reserve Corporation).

Name	Position with XI Offshore Limited	Business Address	Citizenship
Timothy H. Day	Managing Director, Board of Directors	(1)	USA
Cathleen M. Ellsworth	Managing Director, Board of Directors	(2)	USA
Mark. B. Florian	Board of Directors	(2)	USA
Michael G. France	Managing Director	(1)	USA
Francesco Giuliani	Managing Director	(3)	Italy
Anne E. Gold	Board of Directors	(2)	USA
Neil J. Hartley	Managing Director	(3)	British
John A. Hill	Managing Director, Board of Directors	(2)	USA
Will Honeybourne	Managing Director, Board of Directors	(1)	USA
Alex T. Krueger	President, Managing Director, Board of Directors	(2)	USA
William E. Macaulay	Chief Executive Officer, Managing Director	(2)	USA
John Mogford	Managing Director	(3)	British
Kenneth W. Moore	Managing Director, Board of Directors	(2)	USA
David A. Posner	Managing Director	(1)	USA
Jeffrey K. Quake	Managing Director, Board of Directors	(2)	USA
Gary D. Reaves II	Managing Director	(1)	USA
Claudio Santiago	Chief Operating Officer, Managing Director	(3)	Spain
Alan G. Schwartz	Managing Director, Board of Directors	(2)	USA
Joshua R. Weiner	Managing Director	(2)	USA
Alexander D. Williams	Managing Director	(3)	British
Neil A. Wizel	Managing Director	(1)	USA
Jennifer C. Zarrilli	Chief Financial Officer, Managing Director, Board of Directors	(2)	USA

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of FR Horizon GP Limited (“Horizon Limited”) are set forth below. Each such person has no other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by First Reserve Corporation).

Name	Position with Horizon Limited	Business Address	Citizenship
Timothy H. Day	Managing Director, Board of Directors	(1)	USA
Cathleen M. Ellsworth	Managing Director, Board of Directors	(2)	USA
Mark. B. Florian	Board of Directors	(2)	USA
Michael G. France	Managing Director	(1)	USA
Francesco Giuliani	Managing Director	(3)	Italy
Neil J. Hartley	Managing Director	(3)	British
John A. Hill	Managing Director, Board of Directors	(2)	USA
Will Honeybourne	Managing Director, Board of Directors	(1)	USA
Alex T. Krueger	President, Managing Director, Board of Directors	(2)	USA
William E. Macaulay	Chief Executive Officer, Managing Director, Chairman of the Board	(2)	USA
John Mogford	Managing Director	(3)	British
Kenneth W. Moore	Managing Director, Board of Directors	(2)	USA
David A. Posner	Managing Director	(1)	USA
Jeffrey K. Quake	Managing Director, Board of Directors	(2)	USA
Gary D. Reaves II	Managing Director	(1)	USA
Claudio Santiago	Chief Operating Officer, Managing Director	(3)	Spain
Alan G. Schwartz	Managing Director, Board of Directors	(2)	USA
Joshua R. Weiner	Managing Director	(2)	USA
Alexander D. Williams	Managing Director	(3)	British
Neil A. Wizel	Managing Director	(1)	USA
Jennifer C. Zarrilli	Chief Financial Officer, Managing Director, Board of Directors	(2)	USA

Schedule I

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Horizon Alpha Limited (“Horizon Alpha”) are set forth below. Each such person has no other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by First Reserve Corporation).

Name	Position with Horizon Alpha	Business Address	Citizenship
Dod E. Wales	Sole Director	(2)	USA

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of 6922767 Holding (Cayman) Inc. (“CaymanCo”) are set forth below. Each such person has no other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by First Reserve Corporation).

Name	Position with CaymanCo	Business Address	Citizenship
William J. Amelio	Board of Directors	(4)	USA
William E. Macaulay	Board of Directors	(2)	USA
John Mogford	Board of Directors	(3)	British
Jeffrey K. Quake	Board of Directors	(2)	USA
Dod E. Wales	Board of Directors	(2)	USA

(1)	First Reserve, 600 Travis Street, Suite 6000, Houston TX 77002
(2)	First Reserve, One Lafayette Place, Third Floor, Greenwich, CT 06830
(3)	First Reserve International, 7th Floor, 25 Victoria Street, London SW1H 0EX
(4)	CHC Group Ltd., 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands

Schedule I